EXHIBIT 99.1

SNDL to Report First Quarter 2026 Financial Results on April 29, 2026

EDMONTON, Alberta, April 15, 2026 (GLOBE NEWSWIRE) -- SNDL Inc. (NASDAQ: SNDL, CSE: SNDL) ("SNDL") announced today that it will release its first quarter 2026 financial results for the period ended March 31, 2026, before markets open on Wednesday, April 29, 2026.

Following the release of its first quarter results, SNDL will host a conference call and webcast at 10:00 a.m. EDT (8:00 a.m. MDT) on April 29, 2026.

WEBCAST ACCESS

To access the live webcast of the call, please visit the following link:

https://edge.media-server.com/mmc/p/9eyekwcv

ABOUT SNDL INC.

SNDL Inc. (NASDAQ: SNDL, CSE: SNDL), through its wholly owned subsidiaries, is one of the largest vertically integrated cannabis companies and the largest private-sector liquor and cannabis retailer in Canada, with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf and Cost Cannabis. With products available in licensed cannabis retail locations nationally, SNDL’s consumer-facing cannabis brands include Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Value Buds, Grasslands, Vacay, Pearls by Grön, No Future and Bhang Chocolate. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information, please visit www.sndl.com

For more information:
Tomas Bottger
Investor Relations, SNDL Inc.
O: 1.587.327.2017
E: investors@sndl.com